SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

897837100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez, Ronald L. Chez Individually and the Chez Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,265,113(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,265,113(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,265,113(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5.

Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated as of February 6, 2014 as amended by Amendment No. 1 to Schedule 13D dated November 24, 2014 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 2 to the Schedule 13D (the “Amendment”). Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D).

Although the purchases described in Item 5 of this Amendment No. 2 do not cause a change to the beneficial ownership of the Reporting Person due to the Maximum Percentage Limitation described in Item 4 below, the Reporting Person believes that the large number of shares being purchased by the Reporting Person, including without limitation the 1,938,079 block share purchase on December 4, 2014 (made due to the Reporting Persons belief in the opportunities and prospects of the Issuer) may be considered a material change for purposes of Rule 13d-1(a) of Regulation D-G.

Item 5.	Interest in Securities of the Issuer is hereby amended and restated in its entirety to read as follows:

(a) Based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed on November 13, 2014, 42,693,825 shares of Common Stock were outstanding as of November 13, 2014. Due to the Maximum Percentage Limitation, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person on account of any future exercise of the Warrants or conversion of the Series B Preferred is 4,265,113 shares of Common Stock, representing 9.99% of the Company’s outstanding Common Stock (calculated in the manner set forth under Rule 13d-3(d)(1)(i) or the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended).

Absent the Maximum Percentage Limitation, the Reporting Person’s total holdings of Common Stock (assuming exercise of the Warrants, and conversion of the Series B Preferred in full) would be 11,397,294 shares of Common Stock in the aggregate. Included in all of these calculations are the shares of Common Stock held by the Chez Family Foundation, over which the Reporting Person has the sole voting and dispositive power.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Securities and any Common Stock resulting from the exercise or conversion thereof.

(c) On December 4, 2014, the Reporting Person, through his Individual Retirement Account purchased 1,938,079 shares of the Issuer at ..125 per share through a block market transaction.

In addition, since the filing of Amendment No. 1 to Schedule 13d on November 24, 2014, the Reporting Person, through his Individual Retirement Account or Foundation (as indicated below) made the following additional purchases of shares through open market transactions:

Date	Number of shares Purchased	Price per share	Purchaser
10/30/14	22,500	.36	Foundation
11/24/14	100,000	.24	Foundation
11/24/14	150,000	.2428	IRA
11/26/14	80,000	.2397	IRA
11/28/14	60,000	.2374	IRA

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 8, 2014.

By:	/s/ Barry L. Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez